EXHIBIT 99.1

Caledonia Mining Corporation Plc: Publication of 2024 ESG Report

ST HELIER, Jersey, May 20, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN, AIM and VFEX: CMCL) ("Caledonia" or "the Company") announces the publication of its 2024 ESG Report. The full report is available on the Company’s website at www.caledoniamining.com/esg/esg-reports.

Mark Learmonth, Chief Executive Officer, commented:

"I am proud to present Caledonia's 2024 ESG Report, showcasing our evolution toward more sophisticated sustainability practices and our strategic approach to addressing climate-related business challenges.

“In 2024, we took several steps to future-proof our business and further embed ESG within our strategy. This included the completion of a comprehensive climate change risk assessment, giving us a clearer view of the potential impact of extreme weather, water stress, energy security and regulatory change on our business. Understanding these issues is essential to planning for the long term.

“We continued to elevate our sustainability reporting standards in 2024, undertaking an IFRS Sustainability Standards readiness assessment, and commencing an Equator Principles gap analysis to ensure our projects meet the highest standards.

“At Caledonia, our focus remains centred on delivering long-term value, through ensuring responsible operations and investing in the future. We continued investing in our communities, including through installing new solar energy infrastructure for local schools and clinics, and prioritising local procurement to strengthen regional economic development."

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/ Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Elfie Kent Fergus Young	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39